[LETTERHEAD OF GOLDMAN SACHS ETF TRUST]

October 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust
Request for Withdrawal of Post-Effective Amendments
File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Goldman Sachs ETF Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A, as they relate to the Goldman Sachs High Sharpe Ratio ETF (the “Fund”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
3*	2/8/2016	485APOS	0001193125-16-453980
7*	4/21/2016	485BXT	0001193125-16-549834
9*	5/19/2016	485BXT	0001193125-16-595524
11*	6/10/2016	485BXT	0001193125-16-618679
13*	6/20/2016	485BXT	0001193125-16-626251
14*	6/23/2016	485BXT	0001193125-16-629683

*	Withdrawal of this Post-Effective Amendment is requested only with respect to Goldman Sachs High Sharpe Ratio ETF. This Post-Effective Amendment also relates to Goldman Sachs Hedge Fund VIP ETF (now, Goldman Sachs Hedge Industry VIP ETF), which had an effective registration statement as of July 21, 2016.

15*	6/28/2016	485BXT	0001193125-16-634095
16*	7/6/2016	485BXT	0001193125-16-642189
18*	7/18/2016	485BXT	0001193125-16-650139
19	7/20/2016	485BXT	0001193125-16-652298
27	8/18/2016	485BXT	0001193125-16-684864
30	9/15/2016	485BXT	0001193125-16-710705
32	10/13/2016	485BXT	0001193125-16-737506
34	11/10/2016	485BXT	0001193125-16-765533
36	12/8/2016	485BXT	0001193125-16-788115
45	1/5/2017	485BXT	0001193125-17-002544
46	2/2/2017	485BXT	0001193125-17-028433
48	3/2/2017	485BXT	0001193125-17-067010
53	3/30/2017	485BXT	0001193125-17-103349
56	4/27/2017	485BXT	0001193125-17-142193
58	5/25/2017	485BXT	0001193125-17-183577

*	Withdrawal of this Post-Effective Amendment is requested only with respect to Goldman Sachs High Sharpe Ratio ETF. This Post-Effective Amendment also relates to Goldman Sachs Hedge Fund VIP ETF (now, Goldman Sachs Hedge Industry VIP ETF), which had an effective registration statement as of July 21, 2016.

65	6/22/2017	485BXT	0001193125-17-209963
74	7/20/2017	485BXT	0001193125-17-231913
79	8/17/2017	485BXT	0001193125-17-261102
84	9/14/2017	485BXT	0001193125-17-284720
88	10/12/2017	485BXT	0001193125-17-308682

These Post-Effective Amendments relate to the Fund, a new series of the Trust. No securities of the Fund were sold in connection with these Post-Effective Amendments, which have not become effective with respect to the Fund. The Trust has determined that it has no plans to proceed with the offering of the Fund at this time. Certain Post-Effective Amendments also relate to the Goldman Sachs Hedge Fund VIP ETF (now, Goldman Sachs Hedge Industry VIP ETF), which had an effective registration statement as of July 21, 2016. As noted above, withdrawal is not requested with respect to Goldman Sachs Hedge Industry VIP ETF.

Any questions or comments regarding this filing should be directed to our counsel, Allison M. Fumai of Dechert LLP, at 212.698.3526.

Sincerely,

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary